

Mail Stop 3720

January 15, 2008

<u>Via U.S. Mail and Fax (845) 277-8115</u>
Mr. James Williams
Chief Financial Officer
Questar Assessment Inc.
4 Hardscrabble Heights
Brewster, New York 10509

       RE: **Questar Assessment Inc.**
               Form 10-KSB for Fiscal Year Ended October 31, 2006
               Filed March 13, 2007

Dear Mr. Williams:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director